UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stellus Private Credit BDC
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

None
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x]            Rule 13d-1(b)
[  ]            Rule 13d-1(c)
[  ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Selective Insurance Company of America
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 426,464 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 426,464 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 426,464 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.0%
12	Type of Reporting Person (See Instructions) IC (Insurance Company)

1	Names of Reporting Persons. Selective Insurance Group, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 426,464 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 426,464 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 426,464 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.0%
12	Type of Reporting Person (See Instructions) HC

Item 1.
(a)	Name of Issuer
Stellus Private Credit BDC
(b)	Address of Issuer’s Principal Executive Offices
4400 Post Oak Parkway, Suite 2200, Houston, Texas 77027

Item 2.
(a)	Name of Person Filing

This Schedule 13G is being jointly filed by Selective Insurance Company of America (“SICA”) and Selective Insurance Group, Inc. (“SIGI”) with respect to the Shares of the above-named issuer owned by SICA. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b)	Address of Principal Business Office or, if none, Residence
The address of each of the Reporting Persons is 40 Wantage Avenue, Branchville, New Jersey 07890.
(c)	Citizenship
Each of SICA and SIGI is organized under the laws of the State of New Jersey.
(d)	Title of Class of Securities
Common Shares of Beneficial Interest
(e)	CUSIP Number
None

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[x]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[x]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)          Amount Beneficially Owned***

Each of SICA and SIGI may be deemed to beneficially own 426,464 Shares.

(b)          Percent of Class***

Each of SICA and SIGI may be deemed to beneficially own 6.0% of the Shares outstanding.

(c)          Number of shares as to which such person has:

(i)              sole power to vote or to direct the vote: 0

(ii)            shared power to vote or to direct the vote: 426,464

(iii)          sole power to dispose or to direct the disposition of:

(iv)           shared power to dispose or to direct the disposition of: 426,464

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
The Reporting Persons hereby make the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.
Exhibits                  Exhibit
99.1                  Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2023.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
February 12, 2024
SELECTIVE INSURANCE COMPANY OF AMERICA

By:  /s/ Michael H. Lanza
Name:  Michael H. Lanza
Title:    Executive Vice President, General Counsel

SELECTIVE INSURANCE GROUP, INC.

By:  /s/ Michael H. Lanza
Name:  Michael H. Lanza
Title:    Executive Vice President, General Counsel